Exhibit 12(c)

IDACORP, INC.
Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

		Twelve Months Ended
	Nine months	December 31,
	ended	(Thousands of Dollars)
	September 30,
	2006	2005	2004	2003	2002	2001

Earnings, as defined:
Income from continuing operations
before income taxes	$108,139	$103,327	$60,830	$31,063	$22,036	$206,972
Adjust for distributed income of equity
investees	(5,995)	(10,370)	1,990	(2,136)	(2,544)	(1,620)
Equity in loss of equity method
investments	-	-	-	-	-	296
Minority interest in losses of majority
owned subsidiaries	-	-	(48)	(435)	(211)	(612)
Supplemental fixed charges and
Preferred dividends, as below	50,349	65,991	67,654	69,679	64,257	86,818
Total earnings, as defined	$152,493	$158,948	$130,426	$98,171	$83,538	$291,854

Fixed charges, as defined:
Interest charges	$48,260	$62,962	$61,269	$64,813	$60,031	$75,305
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	-	-	3,216	1,915	857	8,142
Rental interest factor	767	1,417	1,652	1,406	1,770	1,587
Total fixed charges	$49,027	$64,379	$66,137	$68,134	$62,658	$85,034

Supplemental increment to fixed charges *	1,322	1,612	1,517	1,545	1,599	1,784

Supplemental fixed charges	50,349	65,991	67,654	69,679	64,257	86,818
Preferred dividends requirements	-	-	-	-	-	-

Total combined supplemental	$50,349	$65,991	$67,654	$69,679	$64,257	$86,818

Supplemental ratio of earnings to
combined fixed charges and preferred
Dividends	3.03x	2.41x	1.93x	1.41x	1.30x	3.36x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.